S.A.C. Capital Advisors, LLC
WCI Communities, Inc. ("WCI")
May 15, 2008

                     Exhibit 99.1 - Explanation of Responses

(1) Craig W. Thomas is an employee at S.A.C. Capital Advisors, LLC ("SAC Advisors"). On February 13, 2008, Mr. Thomas resigned from his positions as member of the board of directors of the Issuer, the audit committee of the Issuer and the executive compensation committee of the Issuer.

(2) The securities to which this report relates are held by S.A.C. Capital Associates, LLC ("SAC Associates"). SAC Advisors and S.A.C. Capital Management, LLC ("SAC Management") are investment managers to SAC Associates. Pursuant to investment management agreements, each of SAC Advisors and SAC Management share all investment and voting power with respect to securities held by SAC Associates. Steven A. Cohen controls each of SAC Advisors and SAC Management. Each of SAC Advisors, SAC Management and Steven A. Cohen disclaim beneficial ownership of any of the Issuer's securities to which this report relates except to the extent of their respective indirect pecuniary interest therein, and this report shall not be deemed an admission that any of SAC Advisors, SAC Management or Steven
     A. Cohen is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.